Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3 No. 333-             ) and related Prospectus of AvalonBay Communities, Inc. for the rescission offer of up to 236,096 shares of its common stock and to the incorporation by reference therein of our reports dated March 3, 2006, with respect to the consolidated financial statements and schedule of AvalonBay Communities, Inc., AvalonBay Communities, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of AvalonBay Communities, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.

McLean, Virginia
June 20, 2006

/s/ Ernst & Young LLP